Exhibit 99.6

Management’s Discussion and Analysis
First Quarter 2025 Results
May 7, 2025

First Quarter Overview
•    On track to deliver full year production, cost and capital guidance.
•    Safely and responsibly produced 117,400 ounces of gold and 3,400 tonnes of copper, both increased by 12% from the prior corresponding quarter.
•    All-In Sustaining Cost (“AISC”)† of $1,796 per ounce, below the full-year cost guidance.
•    Record average realized gold price of $2,858 per ounce, with no gold price hedges or prepays.
•    Net profit of $101 million, and EPS of $0.14.
•    EBITDA Margin† of 53% and Operating Cash Flow Per Share† of $0.28.
•    Generated strong Free Cash Flow† of $69 million.
•    Debt-free with cash 18% higher than prior quarter at $228 million.
•    Repurchased 7.0 million common shares for $20 million, average price of CAD$4.03 per share. Up to $100 million in repurchases approved for full year 2025.
•    Declared a $0.01 per share quarterly dividend, payable in June 2025.
•    Announced new Pisces discovery at Haile, which remains open in multiple directions.
•    Released new high-grade drill results at Wharekirauponga, continuing to demonstrate its upside potential.
•    Waihi North Project in New Zealand is in the Fast-track permitting process. Approval expected by year end 2025; early works activities progressing.

		Q1 2025	Q4 2024	Q1 2024
Gold Produced[1]	koz	117.4	150.9	104.8
Copper Produced[1]	kt	3.4	3.1	3.0
AISC†	$/oz	1,796	1,563	1,823
Revenue	$M	359.9	427.3	270.3
Net profit (loss)	$M	101.2	102.7	(5.3)
Adjusted net profit†	$M	102.2	107.6	3.7
EBITDA†	$M	192.0	246.4	71.9
Adjusted EBITDA†	$M	193.0	251.3	80.9
Free Cash Flow†	$M	68.8	146.5	1.8
Earnings (loss) per share - basic[2]	$/share	$0.14	$0.14	$(0.01)
Adjusted earnings per share - diluted†2	$/share	$0.14	$0.15	$0.01
Operating Cash Flow per share - diluted†	$/share	$0.28	$0.36	$0.11
Free Cash Flow per share - diluted†	$/share	$0.10	$0.20	$0.00
1 Production is on a 100% basis as all operations are controlled by OceanaGold.
2 Attributable to the shareholders of the Company.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	1

Table of Contents
Results Overview	4
Capital Expenditures	5
Safety	6
Outlook	6
Mine Operations and Results
Haile	7
Didipio	10
Macraes	14
Waihi	16
Financial Results	16
Liquidity and Capital Resources	18
Capital Commitments	21
Transactions with Related Parties	24
Outstanding Share Data	24
Non-IFRS Financial Information	24
Internal Controls	31
Accounting Estimates, Policies and Changes	31
Risk and Uncertainties	31
Notes to Reader	32
This Management’s Discussion & Analysis (“MD&A”) is dated as of May 7, 2025 and should be read in conjunction with the condensed interim consolidated financial statements for the three months ended March 31, 2025. In this MD&A, a reference to “OceanaGold” or the “Company” refers to OceanaGold Corporation and its subsidiaries. Additional information about OceanaGold, including the Annual Information Form, is available on the Company’s website at oceanagold.com and under the Company’s profile on SEDAR+ at sedarplus.com. All amounts are in United States dollars (“$”) unless otherwise indicated. All production results and the Company's outlook presented in this MD&A reflect total production at the mines on a 100% basis as the Company has the ability to exercise control at all operations.
This MD&A contains certain “forward-looking statements”. Please refer to the cautionary language under the heading “Notes to Reader” section of this MD&A.
Nature of Operations
OceanaGold is engaged in the exploration, development and operation of gold and gold/copper mines. OceanaGold operates four operating mines: the wholly-owned Haile Gold Mine in the United States of America; the 80%-owned Didipio Mine in the Philippines; and the wholly-owned Macraes and Waihi operations in New Zealand.
The Company’s common shares trade under the symbol ‘OGC’ on the Toronto Stock Exchange (“TSX”) in Canada and under the symbol ‘OCANF’ on the OTCQX market in the United States. The Company is domiciled in British Columbia, Canada and the registered address of the Company is Suite 1020, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, Canada.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	3

Results Overview
Operational and Financial

		Q1 2025	Q4 2024	Q1 2024
Gold Produced[1]
Haile	koz	51.6	75.2	34.7
Didipio	koz	20.6	19.7	26.3
Macraes	koz	28.4	37.9	32.3
Waihi	koz	16.8	18.1	11.5
Total gold produced[1]	koz	117.4	150.9	104.8
Gold Sales
Haile	koz	57.2	73.9	41.2
Didipio	koz	17.8	20.8	31.8
Macraes	koz	23.7	36.6	32.2
Waihi	koz	15.9	19.0	11.6
Total Gold Sales	koz	114.6	150.3	116.8
Average Gold Price	$/oz	2,858	2,665	2,092
Copper Produced[1] - Didipio	kt	3.4	3.1	3.0
Copper Sales - Didipio	kt	3.2	2.8	3.2
Average Copper Price	$/lb	4.27	4.16	3.90
Cash Costs†
Haile	$/oz	715	598	1,569
Didipio	$/oz	871	1,033	742
Macraes	$/oz	1,369	1,214	1,016
Waihi	$/oz	1,445	1,130	1,601
Consolidated Cash Costs†	$/oz	976	875	1,194
AISC†
Haile	$/oz	1,551	1,287	1,987
Didipio	$/oz	1,130	1,389	946
Macraes	$/oz	2,313	1,535	1,814
Waihi	$/oz	2,019	1,557	2,393
Consolidated AISC†	$/oz	1,796	1,563	1,823
Free Cash Flow†	$M	68.8	146.5	1.8
Net profit (loss)	$M	101.2	102.7	(5.3)
Adjusted net profit†	$M	102.2	107.6	3.7
EBITDA†	$M	192.0	246.4	71.9
Adjusted EBITDA†	$M	193.0	251.3	80.9
Earnings (loss) per share - basic[2]	$/share	$0.14	$0.14	$(0.01)
Adjusted earnings per share - diluted†2	$/share	$0.14	$0.15	$0.01
Operating Cash Flow per share - diluted†	$/share	$0.28	$0.36	$0.11
Free Cash Flow per share - diluted†	$/share	$0.10	$0.20	$0.00
1 Production is reported on a 100% basis as all operations are controlled by OceanaGold.
2 Attributable to the shareholders of the Company.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	4

Production
The Company produced 117,400 ounces of gold and 3,400 tonnes of copper in the first quarter of 2025. First quarter gold production was 22% lower than the prior quarter primarily due to lower production at Haile and Macraes where production was impacted by planned process plant shut downs and the planned timing of access to open pit ore. Importantly, open pit waste stripping at Haile and Macraes progressed to plan to advance the next phases of Ledbetter Phase 3 and Innes Mills Phase 8 respectively, with strong fourth quarter ore production expected at both sites. Production at Waihi was 7% lower than the prior quarter due to underground stope sequencing, in line with the mine plan. This was offset slightly by 5% higher production at Didipio in the first quarter as the process plant returned to normal operating levels.
First quarter gold production was 12% higher than the prior corresponding quarter due to increased production at Haile and Waihi, slightly offset by decreased production at Macraes and Didipio. Production at Haile was higher in the current quarter due to the higher volume of fresh ore from the open pit increasing the average feed grade to the mill, compared to reliance on low-grade stockpiles in the prior corresponding period. Waihi also contributed to the increased group production as a result of the successful mining improvement plan initiated in mid-2024. Macraes production was lower than the prior corresponding quarter primarily due to the planned process plant shut down, and Didipio’s current quarter production was lower due to the changed mine plan for the high grade areas which commenced in the second quarter of 2024.
AISC†
The Company recorded first quarter AISC† of $1,796 per ounce on gold sales of 114,600 ounces, a 15% increase compared to the AISC† of $1,563 per once in the prior quarter. The increase was primarily due to the 24% decrease in gold sales volumes driven by an associated decrease in production (see above), partially offset by an increase in by-product credits as a result of higher copper sales and copper prices at Didipio.
Capital and Exploration Expenditure

Quarter ended $M	Haile	Didipio	Macraes	Waihi	Q1 2025	Consolidated Q4 2024	Q1 2024
Sustaining Capital	10.8	2.7	6.2	4.2	23.9	31.4	20.5
Pre-strip and Capitalized Mining	36.4	1.9	12.3	4.7	55.3	43.7	34.3
Growth Capital[1]	6.0	0.6	0.3	4.5	11.4	22.9	13.2
Exploration[1,2]	2.4	0.5	0.7	3.5	7.1	4.4	6.1
Total expenditure	55.6	5.7	19.5	16.9	97.7	102.4	74.1
1Growth capital and exploration at Waihi includes Waihi North Project costs of $6.8 million, $5.3 million and $3.2 million for the first quarter of 2025, fourth quarter of 2024 and first quarter of 2024, respectively.
2Exploration expenditure by location includes related regional greenfield exploration where applicable.
First quarter site capital and exploration expenditure of $97.7 million was $4.7 million lower than the prior quarter primarily due to lower sustaining capital spend at Haile following completion of major work on the tailings storage facility (“TSF”) Stage 4 in the fourth quarter of 2024, partially offset by higher waste stripping at Macraes at Innes Mills Stage 8.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	5

Safety

Quarter ended	Haile	Didipio	Macraes	Waihi	Consolidated
					Q1 2025	Q4 2024	Q1 2024
Fatalities	—	—	—	—	—	—	—
12MMA TRIFR[1]	1.9	0.2	1.2	1.4	0.9	1.0	1.0
Recordable injuries	—	—	3	1	4	9	8
1 Total Recordable Incident Frequency Rate (“TRIFR”) per 200,000 hours worked, 12 month moving average.
There were 4 recordable injuries during the quarter compared to 9 recordable injuries in the prior quarter. Improved safety performance during the quarter was underpinned by the continued implementation of safety improvement plans at each site.
Outlook
The Company’s 2025 production, cost and capital guidance is outlined in the table below and remains unchanged. The fourth quarter is expected to be the strongest quarter of the year, driven by open pit waste stripping activities at Haile and Macraes in the second and third quarters giving good access to open pit ore in the fourth quarter and beyond.

Production[1], Costs and Investment		Haile	Didipio	Waihi	Macraes	Consolidated
Gold Production	koz	170 —200	85 —105	135 —150	55 —70	450 —520
Copper Production	kt	—	13 —15	—	—	13 —15
Cash Costs†,2	$/oz	950 —1,050	800 —900	1,025 —1,175	1,600 —1,800	1,025 —1,175
AISC†,2	$/oz	2,050 —2,200	1,150 —1,250	1,800 —1,950	2,000 —2,200	1,900 —2,050
Total Investment[3]	$M					485 —530
1    Production is on a 100% basis as all operations are controlled by OceanaGold. Assumes a New Zealand dollar to United States dollar exchange rate of 0.57.
2    Includes by-product credits based on copper price of $4.50 per pound.
3    Includes corporate capital and excludes rehabilitation costs at Reefton and Junction Reefs but excludes capital lease additions and payments.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	6

Haile
Production performance

		Q1 2025	Q4 2024	Q1 2024
Gold Produced	koz	51.6	75.2	34.7
Ore Mined (Open Pit)	kt	583	952	43
Ore Mined Grade (Open Pit)	g/t	2.56	2.65	1.95
Waste Mined (Open Pit)	kt	8,947	7,847	5,249
Ore Mined (U/G)	kt	119	145	67
Ore Mined Grade (U/G)	g/t	3.74	5.18	5.43
Waste Mined (U/G)	kt	40	76	65
Mill Feed	kt	602	659	813
Mill Feed Grade	g/t	3.05	4.00	1.76
Gold Recovery	%	87.5	88.8	75.3
First quarter gold production of 51,600 ounces was 31% lower than the prior quarter. The decrease in gold production was driven by 9% lower tonnes processed at 24% lower grade. The primary driver of the lower tonnes processed was a planned maintenance shutdown of the process plant, while the lower grade was driven by lower open pit ore tonnes mined compared to the prior quarter, where a surplus of ore tonnes mined allowed for preferential blending of higher-grade feed to the mill. Open pit ore mined in the first quarter was 39% lower than the prior quarter, as mining in Ledbetter Phase 2 was completed and surface operations continued to waste stripping Ledbetter Phase 3. Underground ore tonnes and grade were both lower than the prior quarter as a result of the planned stope sequence with ore tonnes expected to increase in the second quarter as new stopes become available.
First quarter gold production was 49% higher than the prior corresponding quarter. The increase was driven by 73% higher processed grade as a result of increased volumes of fresh ore from both the open pit and underground lifting the mill feed grade, compared to low-grade stockpile material being processed in the prior corresponding quarter. The higher mill feed grade in the first quarter also resulted in a 16% increase in gold recovery. This was partially offset by a 26% decrease in mill throughput in the first quarter due to fresh ore from the open pit being harder in nature than that of the stockpiles. Open pit ore tonnes mined were 1256% higher in the first quarter, as open pit activities were focused on mining ore in Ledbetter Phase 2, compared to primarily waste stripping in the prior corresponding quarter. Underground ore tonnes were 78% higher compared to the prior corresponding period when Horseshoe underground was ramping up.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	7

Financial performance

		Q1 2025	Q4 2024	Q1 2024
Gold Sales	koz	57.2	73.9	41.2
Average Gold Price Received	$/oz	2,857	2,655	2,092
Cash Costs†	$/oz	715	598	1,569
AISC†	$/oz	1,551	1,287	1,987
Unit Costs
Mining Cost (Open Pit)[1]	$/t mined	4.14	4.12	5.90
Mining Cost (U/G)[1]	$/t mined	95.74	80.54	114.84
Processing Cost	$/t milled	29.28	25.70	18.03
General & Administrative (“G&A”) Cost	$/t milled	18.65	19.54	9.25
1 Mining unit costs include allocation of any capitalized mining costs.
First quarter open pit mining costs of $4.14 per tonne mined are consistent with the prior quarter, a direct result of the success in maintaining high equipment availabilities and utilization while executing planned major component replacements for the drill and truck fleets. First quarter open pit mining costs were 30% lower than the prior corresponding quarter driven by an 80% increase in tonnes mined during the period, partially offset by increased maintenance costs related to planned mid-life rebuild of equipment. Management remains focused on maintaining high equipment availability and reliability.
First quarter underground mining costs were 19% higher than the prior quarter due to lower mined volumes as a result of mine sequencing and stope availability in line with plan. This was slightly offset by the full demobilization of the underground development contractor. We are now fully owner-operated. Underground mining costs were 17% lower than the prior corresponding quarter due to higher volumes mined as underground activities were ramping up to steady state operations through 2024.
First quarter processing unit costs were 14% higher than the prior quarter due to lower mill throughput and the planned mill shutdown. Processing unit costs were 62% higher than the prior corresponding quarter, primarily due to lower throughput as a result of processing fresh ore from Ledbetter Phase 2 compared to softer stockpiled ore in the prior corresponding quarter.
First quarter G&A unit costs were marginally lower than the prior period, though 102% higher than the prior corresponding quarter due to 26% lower mill throughput, increases in insurance premiums and allocation of site support services.
First quarter AISC† of $1,551 per ounce was 21% higher than the prior quarter primarily due to 23% lower gold sales, partially offset by lower sustaining capital costs. First quarter AISC† was 22% lower than the prior corresponding quarter primarily due to 39% higher gold sales, partially offset by higher sustaining capital related to pre-stripping costs at Ledbetter Phase 3.
Exploration
First quarter exploration expenditure totaled $2.4 million for a total of 10,600 metres drilled.
At Horseshoe underground, 5,600 metres were drilled in the first quarter, targeting conversion of Inferred Mineral Resources in the lower portion of the deposit.
From surface, 5,000 metres of drilling was completed on both early-stage exploration and resource conversion targets. In February, the Company reported the discovery of high-grade mineralization at

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	8

Pisces and is continuing to explore the target through the remainder of 2025 with three surface drill rigs. Drilling also advanced on the early-stage targets of Clydesdale and Ledbetter Extension. Resource conversion drilling totaled 962 metres and focused on Ledbetter Phase 4 to support ongoing studies and mine plan optimization.
There are 38,100 metres of drilling planned in full year 2025 for both conversion of resource and early- stage targets.
Projects
Construction of West PAG 3 commenced in the quarter, involving ground works, infrastructure relocation and procurement of long lead items.
TSF Stage 4 is on track to be commissioned in the first half of 2025. Early works for TSF Stage 5 involving ground works, infrastructure relocation and procurement of long lead items continued.
Water treatment plant upgrades, which are expected to be completed mid-2025, continued on schedule.
Feasibility level work for the Palomino underground project, including planning and procurement, progressed during the quarter.
The results of trade-off work that considers whether the Ledbetter Phase 4 open pit should be mined as an underground or open pit mine is expected to be released in the first half of 2026.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	9

Didipio
Production performance

		Q1 2025	Q4 2024	Q1 2024
Gold Produced[1]	koz	20.6	19.7	26.3
Copper Produced	kt	3.4	3.1	3.0
Ore Mined	kt	317	307	415
Ore Mined Grade - Gold	g/t	1.48	1.54	1.72
Ore Mined Grade - Copper	%	0.41	0.40	0.45
Waste Mined	kt	28	30	39
Mill Feed	kt	1,051	945	942
Mill Feed Grade - Gold	g/t	0.71	0.74	0.98
Mill Feed Grade - Copper	%	0.36	0.37	0.36
Gold Recovery	%	85.5	88.0	88.6
Copper Recovery	%	87.9	87.8	88.4
1    Production is on a 100% basis as OceanaGold controls Didipio. Effective May 13, 2024, the ownership interest changed from 100% to 80%.
First quarter gold production of 20,572 ounces was 5% higher than the prior quarter. The increase was primarily due to an 11% increase in tonnes milled, as the process plant returned to normal operating levels following the power interruptions in the prior quarter. Underground ore tonnes mined also increased by 3% from the prior quarter as a result of increased access to the lower levels of the mine, and are expected to continue to increase throughout the year as part of the ongoing underground optimization work.
First quarter gold production was 22% lower than the prior corresponding quarter. The decrease was primarily related to a 24% decrease in ore tonnes mined from underground as the result of ongoing impacts from the severe weather encountered in the fourth quarter of 2024. Mill feed grade also decreased by 28% due to the new mine design sequence for the high-grade breccia stoping area that commenced in the second quarter of 2024. This was partially offset by a 12% increase in mill feed in the first quarter, as a result of there being no unplanned stoppages during the period.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	10

Financial performance

		Q1 2025	Q4 2024	Q1 2024
Gold Sales	koz	17.8	20.8	31.8
Copper Sales	kt	3.2	2.8	3.2
Average Gold Price Received	$/oz	2,858	2,693	2,136
Average Copper Price Received	$/lb	4.27	4.16	3.90
Cash Costs†	$/oz	871	1,033	742
AISC†, 2	$/oz	1,130	1,389	946
Unit Costs
Mining Cost[1]	$/t mined	43.74	51.05	34.42
Processing Cost	$/t milled	7.00	10.00	9.06
G&A Cost	$/t milled	9.65	15.12	11.12
1    Mining unit costs include allocation of any capitalized mining costs.
2    Excludes the Additional Government Share of Financial or Technical Assistance Agreement (“FTAA”) at Didipio of $7.5 million and $(7.4) million for the first quarter of 2025 and fourth quarter of 2024, respectively, as it is considered in the nature of an income tax.
First quarter mining unit costs were 14% lower than the prior quarter due to higher volumes of material mined and planned lower spend on fleet maintenance. Mining unit costs were 27% higher than the prior corresponding quarter due to lower volumes of material mined, partially offset by lower spend on explosives, diesel and maintenance.
First quarter processing unit costs were 30% lower than the prior quarter and 23% lower than the prior corresponding quarter, reflecting higher tonnes milled in the current period and costs associated with the planned plant shutdowns in the comparative periods.
First quarter G&A unit costs were 36% lower than the prior quarter and 13% lower than the prior corresponding quarter, mainly related to higher throughput and obsolescent inventory write downs in the comparative periods.
First quarter AISC† of $1,130 per ounce was 19% lower than the prior quarter due to higher by-product credits from increased copper sales revenue and lower capital costs, partially offset by lower gold sales. First quarter AISC† was 19% higher than the prior corresponding quarter due to lower gold sales.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	11

FTAA — Additional Government Share

$M	Q1 2025	Q4 2024	Q1 2024
Gross mining revenue	78.3	78.7	90.5
Less: Allowable deductions[1]	(41.8)	(56.0)	(45.0)
Less: Amortization deduction[2]	(3.3)	(3.2)	(3.3)
Net Revenue per the FTAA	33.2	19.5	42.2
Entitlement share	60%	60%	60%
Total Government Share[3] (60% of Net Revenue per the FTAA)	19.9	11.7	25.3
Deduct: Free-carried interest	(1.8)	(2.5)	—
Deduct: Production taxes	(5.3)	(9.3)	(6.7)
Deduct: Income tax	(5.3)	(7.3)	(9.3)
Additional Government Share	7.5	(7.4)	9.3
1    Allowable deductions under the FTAA include expenses attributed to exploration, development and commercial production, which includes expenses relating to mining, processing, exploration, capitalized pre-stripping, royalties, rehabilitation, marketing, administration, community and social development, depreciation and amortization and interest charged on borrowings.
2    The FTAA Addendum and Renewal Agreement modified the amortization of unrecovered pre-operating costs to instead be deducted across a fixed period of 13 years commencing in 2021.
3    All taxes and fees paid to the Philippine Government, including corporate income tax and indirect taxes such as excise, local business, property and withholding taxes, are deducted from the Government’s 60% share of Net Revenue.
The Didipio mine is held under a FTAA entered into with the Republic of the Philippines in June 1994, which was renewed in 2021, retrospectively to 2019, for another 25-year period until June 2044.
Under the FTAA, “Net Revenue” is the gross mining revenues derived from operations, less allowable deductions and an amortization deduction. The Philippine Government is entitled to 60% of the Net Revenue of the mine less taxes and fees paid to the Government and other deductions.
The Additional Government Share of $7.5 million for the first quarter is an accrued but unpaid amount, as the payment will occur annually in April of each year based on the payment required in respect of the preceding year. The Company made an Additional Government Share payment of $8.1 million in April 2025 related to 2024 amounts accrued at December 31, 2024 (April 2024: paid $20.3 million).
Exploration
First quarter exploration expenditure totaled $0.5 million for a total of 700 metres drilled from surface.
Underground exploration drilling is expected to continue once full access to the lower levels of the mine becomes available, at which time Panel 3 resource conversion drilling will be prioritized.
Drilling was initiated at the True Blue target, an area of known mineralization approximately 800 metres from the current Didipio underground development. Three drill holes were completed during the quarter targeting a fault off-set extension of the Didipio deposit.
Regionally, a 2,000 hectare drone magnetic survey was completed at Napartan, which is located ~8 kilometres of the Didipio mine, in addition to surface geochemical sampling and analysis over a similar area.
Approximately 8,000 metres of drilling is planned from surface across the FTAA at True Blue, Napartan and D’Fox in 2025, with exploration drilling from underground scheduled to commence in the fourth quarter of 2025.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	12

Elsewhere in the Philippines, work progressed at the Company’s Mayag project, located in northeast Mindanao, where work to date has outlined the surface expression of a copper-gold mineralized porphyry. Preparation is underway to test this target in the second quarter of 2025 with an initial 2,000 metre drill program. This preparation work includes mapping, soil geochemistry and outcrop sampling.
Projects
A Pre-Feasibility Study (“PFS”) in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is in progress. The PFS will focus on identifying uplift requirements to support an optimized underground mining production rate of approximately 2.5 million tonnes per annum (“Mtpa”). The PFS will also identify the preferred process plant operational throughput rate for the optimized underground operation and evaluate process plant augmentation requirements to scale to, and sustain, the already permitted 4.3 Mtpa processing rate. The PFS is expected to be released in the first half of 2026.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	13

Macraes
Production performance

		Q1 2025	Q4 2024	Q1 2024
Gold Produced	koz	28.4	37.9	32.3
Ore Mined (Open Pit)	kt	1,356	1,365	675
Ore Mined Grade (Open Pit)	g/t	0.49	0.78	0.64
Waste Mined (Open Pit)	kt	7,824	9,714	11,913
Ore Mined (U/G)	kt	215	250	164
Ore Mined Grade (U/G)	g/t	1.85	1.94	1.48
Waste Mined (U/G)	kt	70	49	68
Mill Feed	kt	1,471	1,677	1,665
Mill Feed Grade	g/t	0.73	0.87	0.73
Gold Recovery	%	82.5	81.3	82.1
First quarter gold production of 28,412 ounces was 25% lower than the prior quarter. The decrease was primarily related to a 12% decrease in mill feed as a result of a planned process plant shut down during the first quarter. The decrease in gold production was also a result of 16% lower mill feed grade, which was intentionally fed during the quarter to optimize concentrate storage capacity during a planned major re-brick of the autoclave. Open pit ore grade was 37% lower than the prior quarter as a result of open pit sequencing.
First quarter gold production was 12% lower than the prior corresponding quarter as a result of a decrease in tonnes milled due to the planned process plant shut down during the first quarter. Open pit ore tonnes were 101% higher than the prior corresponding quarter as a result of open pit sequencing.
Financial performance

		Q1 2025	Q4 2024	Q1 2024
Gold Sales	koz	23.7	36.5	32.2
Average Gold Price Received	$/oz	2,819	2,660	2,046
Cash Costs†	$/oz	1,369	1,214	1,016
AISC†	$/oz	2,313	1,535	1,814
Unit Costs
Mining Cost (Open Pit)[1]	$/t mined	1.90	1.36	1.47
Mining Cost (U/G)[1]	$/t mined	51.57	49.60	58.70
Processing Cost	$/t milled	8.62	7.53	7.03
G&A Cost	$/t milled	5.03	4.09	2.59
1 Mining unit costs include allocation of any capitalized mining costs.
First quarter open pit mining unit costs were 40% higher than the prior quarter due to lower material mined and higher maintenance costs. Open pit mining unit costs were 29% higher than the prior corresponding quarter primarily due to lower volumes of material mined, partially offset by a decrease in costs consistent with lower activity.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	14

First quarter underground mining unit costs were 12% lower than the prior corresponding quarter driven by higher volume of material mined.
First quarter processing unit costs were 14% higher than the prior quarter and 23% higher than the prior corresponding quarter due to lower mill throughput as a result of the planned full plant and autoclave shut down, both discussed above.
First quarter G&A unit costs were 23% higher than the prior quarter and 94% higher than the prior corresponding quarter due to lower mill throughput and allocation of site support services.
First quarter AISC† of $2,313 per ounce was 51% higher than the prior quarter primarily due a 35% decrease in gold sales volumes and higher capitalized pre-stripping costs at Innes Mills Phase 8. Gold sales for the first quarter were 17% lower than gold production due to the autoclave shut down that resulted in approximately 8,500 ounces of gold left in circuit at quarter end and subsequently sold in the second quarter. First quarter AISC† was 28% higher than the prior corresponding quarter for primarily the same reason.
Exploration
First quarter exploration expenditure totaled $0.7 million for a total of 2,842 metres drilled. Drilling occurred at both Coronation North and Coronation, targeting the conversion of Inferred Mineral Resources.
A total of 12,600 metres of drilling is planned in 2025 focusing on the conversion of Inferred Mineral Resources at Coronation North, Coronation, Golden Point Underground (“GPUG”) and Innes Mills Stages 8, 9 and 10.
Projects
Construction work was completed at Top Tipperary TSF during the quarter. Construction of the new Frasers TSF project progressed this quarter, with completion targeted for the second quarter of 2025.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	15

Waihi
Production performance

		Q1 2025	Q4 2024	Q1 2024
Gold Produced	koz	16.8	18.1	11.4
Ore Mined	kt	159	151	131
Ore Mined Grade	g/t	3.56	4.06	2.94
Waste Mined	kt	140	161	113
Mill Feed	kt	152	146	132
Mill Feed Grade	g/t	3.63	4.07	2.96
Gold Recovery	%	94.6	94.9	91.4
First quarter gold production of 16,800 ounces was 7% lower than the prior quarter. The decrease was driven by 12% lower grade mined compared to the prior quarter, offset by 5% higher tonnes mined. Both variances are in-line with the planned stope sequence.
First quarter gold production was 47% higher than the prior corresponding quarter due to 21% more ore tonnes mined from underground at 21% higher grades. Increased tonnage and better grade are result of the investment in underground development in 2024 to allow for more stoping areas, in addition to improved remnant mining practices to optimize recovery of high-grade ore, in-line with improvement plan initiated in mid-2024.
Financial performance

		Q1 2025	Q4 2024	Q1 2024
Gold Sales	koz	15.9	19.0	11.6
Average Gold Price Received	$/oz	2,918	2,681	2,096
Cash Costs†	$/oz	1,445	1,130	1,601
AISC†	$/oz	2,019	1,557	2,393
Unit Costs
Mining Cost[1]	$/t mined	74.11	62.25	69.67
Processing Cost	$/t milled	30.51	25.95	33.83
G&A Cost	$/t milled	34.09	28.84	24.75
1 Mining unit costs include allocation of any capitalized mining costs.
First quarter underground mining unit costs were 19% higher than the prior quarter due to lower tonnes mined and increased costs associated with the underground improvement plan.
First quarter processing unit costs were 18% higher than the prior quarter due to a mill reline completed in the first quarter, partially offset by higher tonnes milled. Processing unit costs were 10% lower than the prior corresponding quarter due to an increase in tonnes milled.
First quarter G&A unit costs were 18% higher than the prior quarter and 38% higher than the prior corresponding quarter due to higher labour costs and allocation of site support services.
First quarter AISC† of $2,019 per ounce was 30% higher than the prior quarter driven by a 16% decrease in gold sales volumes, increased costs related to the underground improvement plan and the addition of a new haul truck. First quarter AISC† was 16% lower than the prior corresponding quarter due to a 37% increase in gold sales volumes, partially offset by higher mining and G&A costs.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	16

Exploration
First quarter exploration expenditure totaled $3.5 million for a total of 4,350 metres drilled.
At Martha underground, 1,950 metres of resource conversion and definition drilling of several promising targets was completed.
The majority of drilling during the quarter took place at Wharekirauponga, where 2,400 metres were drilled with a focus on resource expansion with three diamond drill rigs targeting the East Graben (“EG”) vein. Drilling continues to confirm the extent of mineralization of the southern end of the deposit, which remains open.
There are 22,100 metres of drilling planned at Waihi during the full year 2025, with drilling in the second quarter focused on resource definition, expansion of the Martha underground, and expansion of the Wharekirauponga deposits.
Projects
In the first quarter, the Waihi North Project continued to advance all technical design (geotechnical drilling) and exploration activities at Wharekirauponga and the Willows surface facilities area, in line with the PFS released in December 2024.
The Company lodged an application for Fast-track approval for the Waihi North Project with the Environmental Protection Authority during the first quarter, and it is expected the project will be fully permitted by year-end 2025, subject to appeals.
There is $45 million of early works, design, and construction activities planned for 2025. Detailed design for the services trench, water treatment plant upgrade, Willows bulk earthworks, underground access and the portal commenced during the quarter.
The following table summarizes the capital and exploration spent on the Waihi North Project during the periods:

$M	Q1 2025	Q4 2024	Q1 2024
Growth capital	4.5	3.7	1.3
Exploration	2.3	1.6	1.9
Total expenditure	6.8	5.3	3.2

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	17

Consolidated Financial Results
Revenue

		Q1 2025	Q4 2024	Q1 2024
Gold	$M	327.4	400.6	244.3
Copper	$M	29.9	25.9	27.3
Silver	$M	5.4	4.0	2.6
Treatment, refining and selling costs	$M	(2.8)	(3.2)	(3.9)
Net revenue	$M	359.9	427.3	270.3
Average Gold Price received	$/oz	2,858	2,665	2,092
Average Copper Price received[1]	$/lb	4.27	4.16	3.90
1    The Average Copper Price received includes mark-to-market revaluation on shipments not yet finalized and final adjustments on prior period shipments.
First quarter revenue of $359.9 million was 16% lower than the prior quarter due to a 24% decrease in gold sales volumes, partially offset by a 7% increase in the average realized gold price. First quarter revenue was 33% higher than the prior corresponding quarter due to a 37% higher average realized gold price, partially offset by a 2% decrease in gold sales volumes.
Operating Expenses

$M	Q1 2025	Q4 2024	Q1 2024
Cost of sales, excluding depreciation and amortization	142.9	155.1	160.7
Depreciation and amortization	53.7	100.5	64.8
General and administration	10.6	21.4	15.5
Indirect taxes	4.8	7.6	5.6
Additional Government Share[1]	7.5	(7.4)	9.3
Total Operating Expenses	76.6	122.1	95.2
1    Refer to the Didipio section in this MD&A for more details.
Cost of Sales, excluding depreciation and amortization
Variance explanations are covered in the AISC† section of the ‘Results Overview’ and the ‘Financial Performance’ sections of each mining operation.
Depreciation and Amortization
First quarter depreciation and amortization of $53.7 million was 47% lower than the prior quarter due to decreased production across all the sites, except Didipio and the deferred stripping profile at Haile. First quarter depreciation and amortization was 17% lower than the prior corresponding quarter, driven by lower production and amortization at Haile, Macraes and Didipio.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	18

General and Administration
First quarter G&A expense of $10.6 million was 50% lower than the prior quarter, primarily due to an additional $7.8 million of stock-based compensation expense recorded in the prior quarter related to revaluation of unvested cash-settled performance share rights under the long-term incentive plan and an updated method of allocation of the cost of site services provided to the operations.
First quarter G&A expense is 32% lower than the prior corresponding quarter due to an updated allocation of site services provided to the operations, partially offset by higher stock-based compensation expense.
Additional Government Share
Variance explanation is covered in Didipio’s ‘FTAA - Additional Government Share’ section.
Other (expenses) / income and taxation

$M	Q1 2025	Q4 2024	Q1 2024
Interest expense and finance costs	(3.3)	(3.7)	(5.6)
Interest income	1.5	0.8	0.2
Foreign exchange loss	(0.8)	(3.0)	(6.3)
Gain on disposal of assets	—	1.1	—
Restructuring expense	—	—	(1.5)
Other (expense) income	(1.3)	(2.3)	0.5
Total Other (expenses) income	(3.9)	(7.1)	(12.7)
Income tax expense recognized in net profit	(35.3)	(40.3)	(7.0)
Interest expense and finance costs
First quarter interest expense and finance costs primarily relating to leases and accretion of asset retirement obligation liability was 11% lower than the prior quarter as amounts drawn under the revolving credit facility (the “Facility”) were fully repaid in the fourth quarter.
Foreign exchange (loss) gain
First quarter foreign exchange losses of $0.8 million arose from the translation of USD denominated lease liabilities in New Zealand.
Income tax expense
First quarter income tax expense was 12% lower than the prior quarter primarily due to decreased profits at Didipio and Macraes and due to the reassessment on the recognition of deferred tax assets in the prior quarter.
First quarter income tax expense of was 404% higher than the prior corresponding quarter due primarily to increased profits across the group, driven by higher realized gold prices.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	19

Selected Quarterly Information

$M, except AISC, average price and per share amounts	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023
Gold Produced[1] (koz)	117.4	150.9	134.9	98.2	104.8	129.8	99.0	130.1
Copper Produced[1] (kt)	3.4	3.1	3.4	2.8	3.0	3.8	3.4	3.4
Average Gold Price received ($/oz)	2,858	2,665	2,511	2,385	2,092	1,993	1,934	1,967
Average Copper Price received ($/lb)	4.27	4.16	4.15	4.58	3.90	3.80	3.76	3.67
Revenue	359.9	427.3	345.2	251.2	270.3	267.3	214.1	301.0
Adjusted EBITDA†	193.0	251.3	162.8	109.0	80.9	91.6	64.8	155.7
AISC†	1,796	1,563	1,729	2,131	1,823	1,658	1,911	1,318
Free Cash Flow†	68.8	146.5	65.7	31.2	1.8	16.1	(29.6)	72.3
Adjusted net profit†	102.2	107.6	66.4	30.6	3.7	6.6	0.1	71.9
Net profit (loss)	101.2	102.7	60.6	34.0	(5.3)	(18.9)	(5.5)	68.6
Earnings (loss) per share[2]
Basic	$0.14	$0.14	$0.08	$0.04	$(0.01)	$(0.03)	$(0.01)	$0.10
Diluted	$0.14	$0.14	$0.08	$0.04	$(0.01)	$(0.03)	$(0.01)	$0.09
1    Production is on a 100% basis as all operations are controlled by OceanaGold.
2    Attributable to the shareholders of the Company.
The most significant factors causing variation in the quarterly results are the changes in the gold and copper price, changes in production reflecting the variability in the grade of ore mined at each of the operations, gold and copper recoveries, the timing of waste stripping and maintenance activities and movements in inventories.
Notably, realized average gold prices have increased $473 per ounce since the second quarter of 2024, which has directly translated into higher revenue, cash flow and profitability during this period.
In the second quarter of 2024, there was a gain on sale of the Company’s interest in the Blackwater project for cash consideration of $30.0 million, resulting in a pre-tax gain of $17.6 million.
In the fourth quarter of 2023, there was a non-cash write-down of indirect tax receivables in the Philippines totaling $38.3 million relating to historic tax receivables (excise and value-added taxes) which significantly impacted the quarterly net loss.
The second quarter of 2023 benefited from significant favourable timing of sales and working capital, which impacted the following quarter with lower sales volumes and working capital adjustments.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	20

Liquidity and Capital Resources
Balance Sheet

$M	March 31, 2025	December 31, 2024
Cash and cash equivalents	227.6	193.5
Other Current Assets	258.3	271.8
Non-Current Assets	2,101.1	2,023.8
Total Assets	2,587.0	2,489.1
Current Liabilities	328.9	308.8
Non-Current Liabilities	250.4	253.8
Total Liabilities	579.3	562.6
Total Shareholders’ Equity	1,904.3	1,820.0
Non-controlling interest	103.4	106.5
Current assets increased $20.6 million during the three months ended March 31, 2025, primarily due to an increase in cash (refer to the ‘Cash Flows’ section below) and an increase in prepayments due to timing of tax instalments in the Philippines.
Non-current assets increased $77.3 million during the three months ended March 31, 2025, primarily due to mining assets additions associated with pre-stripping and capitalized mining, primarily related to Ledbetter Phase 3 at Haile, partially offset by depreciation of property, plant and equipment and mining assets.
Current liabilities remained relatively consistent during the three months ended March 31, 2025, with the slight increase driven by higher trade and other payables as a result of timing differences and an increase in employee benefits due to the revaluation of the cash portion of outstanding performance share rights, mostly offset by a payment of New Zealand taxes.
Non-current liabilities decreased $3.4 million during the three months ended March 31, 2025, primarily due to ongoing lease repayments.
The decrease of $2.0 million in non-controlling interest relates to $4.6 million of dividend payments, partially offset by the $1.5 million share in earnings for the 20% interest at Didipio during the quarter.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	21

Cash Flows

$M, except per share amount	Q1 2025	Q4 2024	Q1 2024
Cash flows provided by Operating Activities	171.6	246.1	75.3
Cash flows used in Investing Activities	(102.8)	(99.6)	(73.5)
Cash flows (used in) provided by Financing Activities	(35.9)	(120.7)	19.2
Free Cash Flows†	68.8	146.5	1.8
Free Cash Flow per share - diluted†	$0.10	$0.20	$—
Operating Cash Flow per share - diluted†	$0.28	$0.36	$0.11
Cash flows provided by operating activities for the first quarter were 30% lower than the prior quarter due to decreased gold sales and a negative working capital movement of $25.2 million driven by the increase in ore inventory stockpiles, partially offset by higher realized gold prices. First quarter cash flows provided by operating activities were 128% higher than the prior corresponding quarter mainly due to increased realized gold prices.
Cash flows used in investing activities for the first quarter of $102.8 million were relatively consistent with the prior quarter.
Cash flows used in financing activities for the first quarter of $35.9 million primarily reflected equipment lease principal repayments of $8.9 million, $4.6 million of dividends paid to OceanaGold (Philippines), Inc. (“OGP”) shareholders and share buybacks of $19.6 million. In the prior quarter, cash flows used in financing activities were $120.7 million, primarily reflecting the repayment of $85.0 million drawn under the Facility, $6.3 million of dividends paid to OGP shareholders, equipment lease principal repayments of $5.5 million and $16.3 million of share buybacks.
First quarter Free Cash Flow† of $68.8 million was lower than the prior quarter primarily due to decreased gold sales, partially offset by higher realized gold prices.
Debt Management and Liquidity

$M	March 31, 2025	December 31, 2024
Revolving credit facility	—	—
Fleet facility[1]	—	(2.8)
Unamortized transaction costs	—	1.2
Total debt	—	(1.6)
Cash and cash equivalents	227.6	193.5
Net Cash†	227.6	191.9
1    Fleet facility arrangement for mining equipment financing was fully repaid in March 2025. There are no additional amounts available under the fleet facility.
As at March 31, 2025, the Company was in a Net Cash† position of $227.6 million compared to Net Cash† of $191.9 million as at December 31, 2024, reflecting strong free cash flow as a result of record realized gold prices.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	22

The Company has a loan Facility with seven leading international banks for a total of $200 million plus a $50 million uncommitted accordion. The objective of the accordion feature, which is not reflected in Liquidity†, is to reduce undrawn commitment fees while preserving bank-approved capacity. The Facility is secured against present and future assets, property and undertakings and has a term maturing on December 31, 2027.
During the fourth quarter of 2024, the Company repaid all amounts drawn under the Facility. As a result, there are no amounts drawn under the Facility as at March 31, 2025 (December 31, 2024: nil ). As at March 31, 2025, the Company was in compliance with all covenant obligations related to the Facility.
The Company had immediately available Liquidity† of $427.6 million at March 31, 2025 (December 31, 2024: $393.5 million), comprised of $227.6 million (December 31, 2024: $193.5 million) in cash and $200.0 million (December 31, 2024: $200.0 million) in undrawn Facility. The increase in Liquidity† primarily relates to strong free cash flow as noted above.
As at March 31, 2025, the Company was in a net current asset position of $157.0 million compared to $156.5 million as at December 31, 2024.
Share Buyback
In July 2024, the Company received approval from the TSX to buy back up to 35.5 million common shares pursuant to a Normal Course Issuer Bid (“NCIB”) in the open market through the facilities of the TSX or alternative Canadian trading systems over the following 12 months. During the period from July to December 2024, the Company repurchased and cancelled 8.8 million common shares for consideration of $24.1 million at an average price of CAD$3.79. For 2025, the Board approved the repurchase of up to $100 million of common shares under the current NCIB program.
During the period ended March 31, 2025, the Company repurchased and cancelled 7.0 million common shares for consideration of $19.6 million at an average price of CAD$4.03 per share.
Hedging
The Company does not hedge any of its current or future gold sales and has benefited fully from the rising gold price.
The Company has a hedging program covering up to 80% of the forecast diesel consumption at Haile and Macraes on a rolling 12-month basis. The resulting hedging arrangements consist of monthly cash-settled swap transactions referencing the following appropriate diesel pricing indices to fix diesel prices and reduce input cost volatility:
•    US Gulf Coast Ultra-Low Sulfur No 2 Diesel for an amount representing 80% of the forecast diesel consumption at Haile during 2024, split into even monthly amounts; and
•    Platts Singapore (Gasoil) for an amount representing 80% of the forecast diesel consumption at Macraes during 2024, split into even monthly amounts.
The Company is covered at approximately 80% of forecast diesel consumption at Haile and Macraes through to the end of March 2026 and has elected to apply hedge accounting to these diesel hedging arrangements in accordance with IFRS.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	23

During the three months ended March 31, 2025, the Company recorded realized losses of $0.6 million within cost of sales and unrealized losses of $0.5 million in other comprehensive income as a result of the hedging arrangements.
The Company periodically uses forward contracts to hedge currency exposure.
There are no other hedges related to gold, silver, copper, currencies or diesel.
Capital Commitments
Capital commitments relate principally to the purchase of property, plant and equipment at Haile, Macraes and Waihi and the mine development at Didipio, Macraes and Waihi. The Company’s capital commitments as at March 31, 2025, are as follows:

As at March 31, 2025 $M	Capital Commitments
Within 1 year	25.0
Related Party Transactions
There were no related party transactions during the period.
Key Management compensation will be reported in the Company’s audited consolidated financial statements for the year ended December 31, 2025.
Outstanding Share Data
The following table sets out the common shares, performance share rights and deferred units outstanding as at the date of this MD&A:

Shares/ units	May 7, 2025
Common shares	698,108,218
Performance share rights	17,975,717
Deferred units	1,181,199
Non-IFRS Financial Information
Throughout this MD&A, the Company has provided measures prepared according to International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) as well as some non-IFRS performance measures. As non-IFRS performance measures do not have a standardized meaning prescribed by IFRS, they are unlikely to be comparable to similar measures presented by other companies. The Company provides these non-IFRS measures as they are used by certain investors to evaluate OceanaGold’s performance. Accordingly, such non-IFRS measures are intended to provide additional information and should not be considered in isolation, or a substitute for measures of performance in accordance with IFRS.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	24

These measures are used internally by the Company’s Management to assess the performance of the business and make decisions on the allocation of resources and are included in this MD&A to provide greater understanding of the underlying performance of the operations. Investors are cautioned not to place undue reliance on any non-IFRS financial measures included in this MD&A.
Adjusted Net Profit/(Loss) and Adjusted Earnings/(Loss) per share
These are used by Management to measure the underlying operating performance of the Company. Management believes these measures provide information that is useful to investors because they are important indicators of the strength of the Company’s operations and the performance of its core business. Accordingly, such measures are intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Adjusted Net Profit/(Loss) is calculated as Net Profit/(Loss) less the impact of impairment expenses, write-downs, foreign exchange (gains)/losses, gain on sale of assets, OGP listing costs and restructuring costs related to transitioning certain corporate activities from Australia to Canada.
The following table provides a reconciliation of Adjusted Net Profit/(Loss) and Adjusted Earnings/(Loss) per share:

$M, except per share amounts	Q1 2025	Q4 2024	Q1 2024
Net profit (loss)	101.2	102.7	(5.3)
Foreign exchange loss	0.8	3.0	6.3
Write-down of assets	0.2	1.9	1.2
Restructuring costs	—	—	1.5
Adjusted net profit	102.2	107.6	3.7
Adjusted weighted average number of common shares - fully diluted	714.9	724.6	718.8
Adjusted earnings per share	0.14	0.15	0.01
EBITDA and Adjusted EBITDA
The Company’s Management believes that Adjusted EBITDA is a valuable indicator of its ability to generate liquidity by producing operating cash flows to fund working capital needs, service debt obligations and fund capital expenditures. EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA is calculated as EBITDA less the impact of impairment expenses, write-downs, gains/losses on disposal of assets, listing costs, foreign exchange gains/losses and other non-recurring costs. EBITDA Margin is calculated as EBITDA divided by revenue.
Prior to the first quarter of 2024, Adjusted EBITDA was calculated using an adjustment for a specific portion of unrealized foreign exchange gains/losses rather than the total foreign exchange gain/loss. The comparative quarters have been recalculated adjusting for all foreign exchange gains/losses.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	25

The following table provides a reconciliation of EBITDA, Adjusted EBITDA and EBITDA Margin:

$M	Q1 2025	Q4 2024	Q1 2024
Net profit (loss)	101.2	102.7	(5.3)
Depreciation and amortization	53.7	100.5	64.8
Net interest expense and finance costs	1.8	2.9	5.4
Income tax expense on earnings	35.3	40.3	7.0
EBITDA	192.0	246.4	71.9
Write-down of assets	0.2	1.9	1.2
Restructuring expense	—	—	1.5
Foreign exchange loss	0.8	3.0	6.3
Adjusted EBITDA	193.0	251.3	80.9
Revenue	359.9	427.3	270.3
EBITDA Margin	53%	58%	27%
Cash Costs and AISC
Cash Costs are a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. Management uses this measure to monitor the performance of its mining operations and its ability to generate positive cash flows, both on an individual site basis and an overall company basis. Cash Costs include mine site operating costs plus indirect taxes and selling cost net of by-product sales and are then divided by ounces sold. In calculating Cash Costs, the Company includes copper and silver by-product credits as it considers the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing Management and other stakeholders to assess the net costs of gold production. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
Management believes that the AISC measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows, both on an individual site basis and an overall company basis, while maintaining current production levels. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow per ounce sold. AISC is calculated as the sum of Cash Costs, capital expenditures and exploration costs that are sustaining in nature and corporate G&A costs. AISC is divided by ounces sold to arrive at AISC per ounce.
Prior to the first quarter of 2025, Didipio’s AISC calculation excluded local corporate G&A costs which is consistent with the calculation of AISC for the other operations. In order to align the Company’s reporting of AISC with local reporting requirements in the Philippines, Management has included local corporate G&A costs in Didipio’s AISC calculation beginning in the first quarter of 2025.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	26

The following table provides a reconciliation of consolidated Cash Costs and AISC:

$M, except per oz amounts	Q1 2025	Q4 2024	Q1 2024
Cost of sales, excl. depreciation and amortization	142.9	155.1	160.7
Indirect taxes	4.8	7.6	5.6
Selling costs	2.8	3.2	3.9
Other cash adjustments	(3.4)	(4.7)	(0.8)
By-product credits	(35.3)	(29.7)	(29.9)
Total Cash Costs (net)	111.8	131.5	139.5
Sustaining capital and leases	82.1	77.8	56.8
Corporate general & administration	10.4	23.5	14.8
Onsite exploration and drilling	1.6	0.5	1.8
Total AISC	205.9	233.3	212.9
Gold sales (koz)	114.6	150.3	116.8
Cash Costs ($/oz)	976	875	1,194
AISC ($/oz)[1]	1,796	1,563	1,823
1    Excludes the Additional Government Share related to the FTAA at Didipio of $7.5 million for the first quarter of 2025 and $7.4 million for the fourth quarter of 2024, as it is considered in the nature of an income tax.
The following tables provides a reconciliation of Cash Costs and AISC for each operation:
Haile

$M, except per oz amounts	Q1 2025	Q4 2024	Q1 2024
Cash costs of sales	45.6	51.3	53.2
By-product credits	(1.9)	(0.8)	(0.7)
Inventory adjustments	(3.0)	(6.5)	12.0
Freight, treatment and refining charges	0.2	0.2	0.1
Total Cash Costs (net)	40.9	44.2	64.6
Sustaining and leases	10.4	20.5	9.0
Pre-strip and capitalized mining	36.4	30.5	8.2
Onsite exploration and drilling	0.8	—	—
Total AISC	88.5	95.2	81.8
Gold sales (koz)	57.2	73.9	41.2
Cash Costs ($/oz)	715	598	1,569
AISC ($/oz)	1,551	1,287	1,987

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	27

Didipio

$M, except per oz amounts	Q1 2025	Q4 2024	Q1 2024
Cash costs of sales	32.1	40.0	36.1
By-product credits	(31.2)	(27.0)	(28.2)
Royalties	1.6	0.8	1.4
Indirect taxes	4.7	5.2	5.6
Inventory adjustments	4.5	(1.7)	4.8
Freight, treatment and refining charges	3.8	4.2	3.9
Total Cash Costs (net)	15.5	21.5	23.6
Sustaining and leases	2.7	4.8	4.6
Pre-strip and capitalized mining	1.9	2.5	1.9
General & administration[1]	0.1	—	—
Total AISC	20.2	28.8	30.1
Gold sales (koz)	17.8	20.8	31.8
Cash Costs ($/oz)	871	1,033	742
AISC[1] ($/oz)	1,130	1,389	946
1    Beginning in the first quarter of 2025, Didipio’s AISC calculation includes local corporate G&A costs.
2    Excludes the Additional Government Share related to the FTAA at Didipio of $7.5 million and $7.4 million for the first quarter of 2025 and fourth quarter of 2024, respectively, as it is considered in the nature of an income tax.
Macraes

$M, except per oz amounts	Q1 2025	Q4 2024	Q1 2024
Cash costs of sales	39.2	44.5	29.6
Less: by-product credits	(0.1)	0.2	—
Royalties	0.7	1.0	(0.1)
Inventory adjustments	(7.6)	(1.7)	3.0
Freight, treatment and refining charges	0.2	0.3	0.2
Total Cash Costs (net)	32.4	44.3	32.7
Sustaining and leases	9.4	5.9	6.4
Pre-strip and capitalized mining	12.3	5.1	18.7
Onsite exploration and drilling	0.6	0.2	0.6
Total AISC	54.7	55.5	58.4
Gold sales (koz)	23.7	36.6	32.2
Cash Costs ($/oz)	1,369	1,214	1,016
AISC($/oz)	2,313	1,535	1,814

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	28

Waihi

$M, except per oz amounts	Q1 2025	Q4 2024	Q1 2024
Cash costs of sales	26.8	22.1	19.5
By-product credits	(2.1)	(2.1)	(1.0)
Royalties	0.5	0.5	0.3
Inventory adjustments	(2.3)	0.9	(0.2)
Add: Freight, treatment and refining charges	0.1	0.1	—
Total Cash Costs (net)	23.0	21.5	18.6
Sustaining and leases	4.3	2.9	2.5
Pre-strip and capitalized mining	4.7	5.6	5.5
Onsite exploration and drilling	0.2	0.3	1.2
Total AISC	32.2	30.3	27.8
Gold sales (koz)	15.9	19.0	11.6
Cash Costs ($/oz)	1,445	1,130	1,601
AISC ($/oz)	2,019	1,557	2,393
Net Cash/(Debt)
Net Cash/(Debt) has been calculated as total debt plus cash and cash equivalents. Management believes this is a useful indicator to be used in conjunction with other liquidity and leverage ratios to assess the Company’s financial health. Prior to 2024, lease liabilities were included in the calculation of Net Cash/ (Debt). The change in respect of 2024 is consistent with the generally adopted approach to the calculation of Net Cash/(Debt). The comparative quarters have been recalculated excluding lease liabilities.
A reconciliation of this measure is provided in the ‘Debt Management’ and ‘Liquidity’ sections of this MD&A.
Liquidity
Liquidity has been calculated as cash and cash equivalents and the total of funds available to be drawn under the Facility. Management believes this is a useful measure of the Company’s ability to repay its current liabilities.
The following table provides a reconciliation of Liquidity:

$M	March 31, 2025	December 31, 2024
Cash and Cash Equivalents	227.6	193.5
Funds available to be drawn under the Facility	200.0	200.0
Liquidity	427.6	393.5

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	29

Operating Cash Flow per share
Operating Cash Flow per share before working capital movements is calculated as the cash flows provided by operating activities adjusted for changes in working capital then divided by the fully diluted adjusted weighted average number of common shares issued and outstanding.
The following table provides a reconciliation of total fully diluted cash Operating Cash Flow per share:

$M, except per share amounts	Q1 2025	Q4 2024	Q1 2024
Cash provided by operating activities	171.6	246.1	75.3
Changes in working capital	25.2	14.1	2.5
Cash flows provided by operating activities before changes in working capital	196.8	260.2	77.8

Adjusted weighted average number of common shares - fully diluted	714.9	724.6	718.8
Operating Cash Flow per share	$0.28	$0.36	$0.11
Free Cash Flow
Free Cash Flow has been calculated as cash flows from operating activities, less cash flow used in investing activities. Management believes Free Cash Flow is a useful indicator of the Company’s ability to generate cash flow and operate net of all expenditures, prior to any financing cash flows. Free Cash Flow per share is calculated as the Free Cash Flow divided by the fully diluted adjusted weighted average number of common shares issued and outstanding.
The following table provides a reconciliation of Free Cash Flow:

$M, except per share amounts	Q1 2025	Q4 2024	Q1 2024
Cash flows provided by Operating Activities	171.6	246.1	75.3
Cash flows used in Investing Activities	(102.8)	(99.6)	(73.5)
Free Cash Flow	68.8	146.5	1.8

Adjusted weighted average number of common shares - fully diluted	714.9	724.6	718.8
Free Cash Flow per share	$0.10	$0.20	$—
Leverage Ratio
Leverage Ratio is calculated as Net Cash/(Debt) divided by Adjusted EBITDA for the preceding 12-month period. Management believes this is a useful indicator to monitor the Company’s ability to meet its financial obligations. The following table provides a reconciliation of the Leverage Ratio:

$M, except ratio amounts	Q1 2025	Q4 2024	Q1 2024
Net Cash/(Debt)	227.6	191.9	(81.8)
Adjusted EBITDA	716.1	604.0	393.0
Leverage Ratio	0.00x	0.00x	0.21x

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	30

Internal Controls Over Financial Reporting
The Company’s Management, with the participation of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations and may not prevent or detect misstatements. Even when the Company's system of internal control over financial reporting is determined to be effective, it can only provide reasonable assurance with respect to financial statement preparation and presentation.
Management has used the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the effectiveness of the Company's internal control over financial reporting.
As at December 31, 2024, Management, with the participation of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting and concluded that the Company's internal control over financial reporting was effective.
There has been no change in the Company’s internal control over financial reporting during the three months ended March 31, 2025 which has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Accounting Estimates, Policies and Changes
The preparation of financial statements in conformity with IFRS Accounting Standards requires Management to make estimates, judgements and assumptions that affect the amounts reported in the condensed interim consolidated financial statements and related notes. The Company’s significant accounting policies and critical estimates and judgements are disclosed in Notes 3 and 4 of OceanaGold’s condensed interim consolidated financial statements for the quarter ended March 31, 2025.
Risks and Uncertainties
This document contains certain forward-looking statements that involve risks, uncertainties and other factors that could cause actual results, performance, prospects, opportunities and continued mining operations to differ materially from those expressed or implied by those forward-looking statements. The exploration and development of natural resources are highly speculative in nature and the Company’s business operations, investments and prospects are subject to significant risks. For further detail and discussion of these risks and uncertainties, please refer to the risk factors set forth in the Company’s most recent Annual Information Form available under the Company’s profile on SEDAR+ at sedarplus.com and on the Company’s website at oceanagold.com, and the Company’s other filings and submissions with securities regulators on SEDAR+, which could materially affect the Company’s business, operations, investments and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, investments and prospects of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	31

Notes to Reader
Cautionary Statement Regarding Forward-Looking Information
This MD&A contains certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian securities laws which may include, but is not limited to, statements with respect to the future financial and operating performance of the Company and its mining projects; the future price of gold, copper and silver; the estimation of Mineral Reserves and Mineral Resources; the realization of Mineral Reserve and Mineral Resource estimates; costs of production; estimates of initial capital, sustaining capital, operating and exploration expenditures; costs and timing of the development of new deposits; costs and timing of the development of new mines; costs and timing of future exploration and drilling programs; timing of filing of updated technical information and studies, including trade-off work for Ledbetter Phase 4 open pit at Haile and the Didipio PFS; anticipated production amounts; requirements for additional capital; governmental regulation of mining operations and exploration operations; timing and receipt of approvals, consents and permits under applicable legislation, including Fast-track approval for the Waihi North Project, timing of the commissioning of TSF Stage 4 and water treatment plant upgrades at Haile; timing of the construction of the new Frasers TSF project; environmental risks; title disputes or claims; limitations of insurance coverage; and the timing and possible outcome of pending litigation and regulatory matters. All statements in this MD&A that address events or developments that the Company expects to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “may”, “plans”, “expects”, “projects”, “is expected”, “scheduled”, “potential”, “estimates”, “forecasts”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases, or may be identified by statements to the effect that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved.
Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks include, among others: future prices of gold, copper and silver; general business, economic and market factors (including changes in global, national or regional financial, credit, currency or securities markets); changes or developments in global, national or regional political and social conditions; changes in laws (including tax laws) and changes in IFRS or regulatory accounting requirements; the actual results of current production, development and/or exploration activities; conclusions of economic evaluations and studies; fluctuations in the value of the United States dollar relative to the Canadian dollar, the Philippines peso or the New Zealand dollar; changes in project parameters as plans continue to be refined; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability or insurrection or war; labour force availability and turnover; adverse judicial decisions, inability or delays in obtaining financing or governmental approvals; inability or delays in the completion of development or construction activities or in the re-commencement of operations; legal challenges to mining and operating permits, including the FTAA; and those factors identified and described in more detail in the section entitled “Risk Factors” contained in the Company’s most recent Annual Information Form and the Company’s other filings with Canadian securities regulators, which are available under the Company’s profile on SEDAR+ at sedarplus.com and on the Company’s website at

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	32

oceanagold.com. The list is not exhaustive of the factors that may affect the Company's forward-looking statements.
The Company’s forward-looking statements are based on the applicable assumptions and factors Management considers reasonable as of the date hereof, based on the information available to Management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to the Company’s ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any Mineral Resources or Mineral Reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold, copper and silver; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.
The Company’s forward-looking statements are based on the opinions and estimates of Management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. The Company does not assume any obligation to update forward-looking statements if circumstances or Management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities the Company will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.
Cautionary Statements Regarding Mineral Reserve and Mineral Resource Estimates
The disclosure in this MD&A was prepared in accordance with NI 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the “U.S. SEC”). Accordingly, Mineral Resource and Mineral Reserve information and other scientific and technical information contained or referenced in this MD&A may not be comparable to similar information disclosed by public companies subject to the technical disclosure requirements of the U.S. SEC.
Qualified Persons
Greg Hollett, the Company’s Head of Mine Engineering, a qualified person as defined by NI 43-101, has reviewed and approved the disclosure of all scientific and technical information related to Haile operational matters contained in this MD&A.
Phillip Jones, the Company’s Head of Underground Mining, a qualified person as defined by NI 43-101, has reviewed and approved the disclosure of all scientific and technical information related to Didipio operational matters contained in this MD&A.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	33

Euan Leslie, the Company’s Group Mining Engineer, and Knowell Madambi, the Company’s Manager – Technical Services & Projects, Macraes, each of whom is a qualified person as defined by NI 43-101, have reviewed and approved the disclosure of all scientific and technical information related to Macraes operational matters contained in this MD&A.
Euan Leslie and David Townsend, the Company’s Manager – Mining (Underground), Waihi, each of whom is a qualified person as defined by NI 43-101, have reviewed and approved the disclosure of all scientific and technical information related to Waihi operational matters contained in this MD&A.
Craig Feebrey, the Company’s Executive Vice President and Chief Exploration Officer, a qualified person as defined by NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this MD&A.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	34